Exhibit 8.1

LIST OF SUBSIDIARIES

We have the following subsidiaries:

Subsidiary Name	Country/State of Incorporation	Ownership Percentage
Eltek International Ltd.(*)	Israel	100%
Eltek USA Inc.	Delaware	100%
En-Eltek Netherlands 2002 B.V.	The Netherlands	100%
Eltek Europe GmbH	Germany	100%
Kubatronik Leiterplatten GmbH	Germany	76%
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(*) Inactive.